Exhibit 99.1

Mike Sylvestre joins Claude Resources' Board

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, June 23, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" and or the "Company") is pleased to announce that Mike Sylvestre has joined the Company's Board of Directors.

Mr. Sylvestre is currently the President and Chief Operating Officer for Castle Resources Inc. Castle Resources is an exploration and mine development company based in Toronto, Ontario. Mr. Sylvestre holds an MSc and a BSc in Mining Engineering from McGill University and Queen's University, respectively. He is also a member of the Professional Engineers of Ontario and the Canadian Institute of Mining.

For most of his career, Mr. Sylvestre worked at Inco Ltd. where he most recently held senior management positions domestically and internationally. Most notably, he was the CEO Vale Inco, New Caledonia, President Vale Inco, Manitoba Operations and Vice President of Operations PT Inco, Indonesia. Mr. Sylvestre brings over 35 years of mining experience to Claude.

"We are pleased to have Mr. Sylvestre join our Board. With his technical background and mining experience, we expect him to play a significant role on our Board," stated Ted Nieman, Chairman of the Board.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 938,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain "forward-looking" statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 16:49e 23-JUN-11